SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 8, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

Attn.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GEA-1)

Re: Official Letter 136/2023/CVM/SEP/GEA-1

Dear Sirs,

We refer to Official Letter 136/2023/CVM/SEP/GEA-1 (“Letter”) dated May 5, 2023, in which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

“We refer to news reports published today, especially the one in the Isto É Dinheiro news portal entitled “Braskem stock skyrockets after news of interest from Arabian oil company”, informing the following:

"(Reuters) – Braskem shares further consolidated their gains this Friday, reaching new peaks during trading and even driving the spike in Ibovespa amid news that the United Arab Emirates-based Adnoc is joining hands with asset manager Apollo to make an offer for the petrochemical company.

According to the article in Folha de São Paulo, Abu Dhabi National Oil Company (Adnoc), a state-owned company, is preparing an offer to acquire control of Braskem for up to R$37.5 billion.

According to Folha and Lauro Jardim, columnist at O Globo, Adnoc is joining hands with U.S. asset manager Apollo to formalize the proposal. In a note published around noon, Lauro Jardim also states that the general terms of the proposal were presented this Friday to the creditor banks of Novonor, erstwhile Odebrecht, and which hold Braskem’s shares as guarantee.

According to Folha, it was agreed that Adnoc will exercise control, for which it wants to pay a premium of 135% on the stock price, which would result in R$47 per share.

At around 1:50 p.m., Braskem’s stock was up 16.29%, trading at R$22.35, entering and exiting the auction as it repeatedly reached the maximum fluctuation allowed, while the Ibovespa was up 2.22%.

In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain why the Company believed this was not a Material Fact and also provide any other information deemed important on the subject.”

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In this regard, Braskem clarifies that it does not conduct any negotiations of its shareholder Novonor regarding the sale of its equity interests which is why it questioned Novonor on May 5, 2023, which was clarified as described below:

“In response to your request, Novonor informs that, since our last manifestations and until the present moment, we have not received any proposal from potential interested parties that would imply material or binding evolution in the discussions we have been having with the five banks that hold the fiduciary alienation of our indirect participation in Braskem S.A.

We remain at your disposal for any further clarifications.”

Given the atypical oscillation of the Company's shares recorded on May 05, 2023, the clarifications sent by Novonor to the Company were timely disclosed to the market through a Material Fact on May 05, 2023, with the halting of trading in the Company's securities.

Furthermore, also in the context of the news published in the media regarding an eventual proposal to buy the control of Braskem, the Company received complementary information from Novonor on May 07, 2023, which was disclosed to the market by the Company through a Material Fact on May 08, 2023, as described below:

“Dear Sirs, we hereby inform you that, after our last message to you, we received a non-binding proposal that will be analyzed together with other interested parties. We will keep you informed in case of any significant development on the subject.”

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, May 8, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.